

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

> **Re: Liberty Property Limited Partnership**
> **Form 10-KSB for the year ended December 31, 2009**
> **File No. 001-13132**

Dear Mr. Alburger:

We have reviewed your response letter dated August 26, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT

Compensation of Executive Officers, page 11

1. We note your response to comment 1 in our letter dated August 12, 2010. We continue to believe that your CD&A should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, as noted, your CFO's base salary was at 21% above the median and your CIO's total direct compensation was at 26% below median. In order to provide your investors with better insight into your compensation practices, please further describe why these individual officers fell below or above the median, respectively. In your correspondence, you indicated that differences in tenure and authority as well as multiple duties were taken into consideration. This type of detail should be included in future filings. Please confirm that you will include similar disclosure in future filings.

As appropriate, please respond to these comments within ten business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Sonia Barros, Special Counsel at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief